

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

Kathi Niffenegger
Chief Financial Officer
Stellar Biotechnologies, Inc.
332 E. Scott Street
Port Hueneme, CA 93041

  Re: Stellar Biotechnologies, Inc.
    Registration Statement on Form S-1
    Filed April 17, 2018
    File No. 333-224314

Dear Ms. Niffenegger:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise the cover page to provide the date that the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any questions.

                                             Division of Corporation Finance
                                             Office of Healthcare & Insurance

cc: Barbara Jones, Esq.